

Mail Stop 3720

June 3, 2009

Ned Mavrommatis
Chief Financial Officer
I.D. Systems, Inc.
One University Plaza
Hackensack, NJ 07601

>   **Re: I.D. Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **And Documents Incorporated by Reference**
>   **File No. 001-15087**

Dear Mr. Mavrommatis:

   We have reviewed your response letter filed May 27, 2009 and your definitive proxy statement filed April 30, 2009 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

   We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed April 30, 2009

Executive Compensation, page 17

Compensation Discussion and Analysis, page 17

1. We note the statement on page 18 that the Compensation Committee took into account each executive's "individual performance and other information [they] deem relevant" in determining the appropriate level for each compensation component. In future filings please disclose the relevant performance and "other information" considered by the Compensation Committee and analyze how their

consideration of these factors resulted in each component of compensation awarded to each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Elements of Executive Compensation, page 18

2. It appears from your disclosure on page 19 that the Compensation Committee used survey data for benchmarking purposes. If so, you must identify the component companies of the surveys. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

Grants of Plan-Based Awards, page 24

3. We note your disclosure in the Grants of Plan-Based Awards table that the annual cash incentive bonus awards were based on the achievement of quarterly and annual revenue goals in 2008. We also note your disclosure in the Summary Compensation Table and the Grants of Plan-Based Awards table that the issuance of shares of common stock underlying restricted stock units issued under the 1999 Stock Option Plan was subject to the achievement of revenue and gross margin goals in 2006, 2007 and 2008.

- In future filings please disclose the performance targets required for each named executive officer to receive the threshold, target and maximum cash bonus award. See Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K; and

- In future filings please disclose the revenue and gross margin targets required for each named executive officer to receive the threshold, target and maximum number of shares under the 1999 Stock Option Plan. See Item 402(e)(1)(iii) of Regulation S-K.

If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K or Instruction 2 to Item 402(e)(1) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goals. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3257 with any other questions.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief